EXHIBIT 99.04

Changes of member of the Audit Committee and the Compensation Committee

Date of events: 2017/08/04

Contents:

1.Date of occurrence of the change:2017/08/04

2.Name of the functional committees: the Audit Committee and the Compensation Committee

3.Name and resume of the replaced member: Independent director Zse-Hong Tsai, Professor of Electrical Engineering at National Taiwan University

4.Name and resume of the new member:None

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):Resignation

6.Reason of the change:Independent Director Tsai was appointed as the Chief Reviewing Expert of a government science and technology program and served as a convener, and the company currently receives subsidy from various government science and technology programs. In order to avoid conflict of interest, he resigns as an independent director.

7.Original term (from to ): from 2016/06/24 to 2019/06/23

8.Effective date of the new member:N/A

9.Any other matters that need to be specified: Effective date of the resignation:2017/08/05